Exhibit (a)(2)(B)

June 12, 2008

Dear Fellow Stockholders:

As most of you are aware, on May 30, 2008, OAO Severstal, a Russian joint stock company (“Severstal”), launched an unsolicited tender offer for any and all outstanding shares of Esmark’s common stock at $17 per share, subject to a number of terms and conditions contained in Severstal’s tender offer documents. After careful consideration with our management and our legal and financial advisors, including a thorough review of (i) the tender offer and (ii) the announcement and letter from Essar Steel Holdings Limited (“Essar”) that it will increase its purchase price to $19 per share, your Board of Directors has determined that Severstal’s offer is inadequate and not in the best interests of Esmark’s stockholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU

REJECT SEVERSTAL’S OFFER AND NOT TENDER YOUR SHARES.

The Board recommended that Esmark’s stockholders reject Severstal’s offer because of a number of reasons, and the most compelling was the price proposed by Essar is $2.00 greater per share than the price to be paid by Severstal. In its letter dated June 10, 2008 and its related public announcement, Essar announced it will increase its purchase price to $19 per share upon the execution of the proposed merger agreement with Essar after the expiration of the United Steelworkers right to bid period under their collective bargaining agreement with Esmark. Severstal is proposing to pay only $17 per share pursuant to their offer.

Other reasons include:

•

Severstal has not provided the Company with terms of its proposed arrangements to refinance the Esmark credit facilities that become due and payable or that may be accelerated as a result of the completion of the Severstal offer.

•	The Severstal offer fails to provide for payment of the termination fee that would be payable to Essar upon termination of the Essar memorandum of agreement.

•

The Severstal offer is highly conditional and includes a number of subjective conditions that could provide obstacles to completion of their offer and result in uncertainty that the Severstal offer will be consummated.

•	Essar has committed to invest $525 million in capital investments in the Ohio Valley and Severstal has only committed to make a $250 million investment.

Your Board of Directors has been focused on taking actions to enhance stockholder value and we will continue to take actions to provide a level playing field for all bidders in this process. We will also take actions to protect the value that has been created by the Board.

The enclosed Solicitation/Recommendation Statement on Schedule 14D–9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the factors considered by the Board. We urge you to read the Solicitation/Recommendation Statement carefully so that you will be fully informed before you make your decision. If you have questions or need assistance, please contact Innisfree M&A Incorporated at (877) 456-3442.

We greatly appreciate your continued support and encouragement. Thank you.

Sincerely,

James P. Bouchard
Chairman and Chief Executive Officer